EXHIBIT 12.1

EXPRESS SCRIPTS HOLDING COMPANY

Calculation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Income from continuing operations before income taxes	$2,191.0	$2,027.1	$1,908.7	$1,308.4	$1,207.4
Add:
Equity income from joint venture	14.9	—	—	—	0.3
Interest expense	619.0	299.7	167.1	194.4	77.6
Estimated interest component of rental expense	34.5	10.1	13.4	9.3	9.6
Subtract:
Income attributable to non-controlling interest	(17.2)	(2.7)	—	—	—
Income as adjusted	$2,842.2	$2,334.2	$2,089.2	$1,512.1	$1,294.9
Fixed charges:
Interest expense	619.0	299.7	167.1	194.4	77.6
Estimated interest component of rental expense	34.5	10.1	13.4	9.3	9.6
Total fixed charges	$653.5	$309.8	$180.5	$203.7	$87.2
Ratio of Earnings to Fixed Charges	4.3	7.5	11.6	7.4	14.8

Note: Interest component of rental expense estimated to be 1/3 of rental expense, which management believes represents a reasonable approximation of the interest factor.